SECURI  ISSION

05042234

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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

CM 5/16

SEC FILE NUMBER
8- 44862

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 AND ENDING 12/31/04 *
MM/DD/YY * Amended MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Greif & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

633 W. 5th Street, Sixty Fifth Floor
(No. and Street)

Los Angeles (City) California (State) 90071 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lloyd Greif (213) 346-9255
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gumbiner Savett Inc.
(Name – *if individual, state last, first, middle name*)

1723 Cloverfield Blvd. (Address) Santa Monica (City) California (State) 90404 (Zip Code)

SC

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Lloyd Greif, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Greif & Co., as of April 26th, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO

Title

Notary Public


HILDA B. MORENO
Commission # 1311399
Notary Public - California
Los Angeles County
My Comm. Expires Jun 30, 2005

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in ~~Financial Condition~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



GREIF & CO.
STATEMENT OF FINANCIAL CONDITION
December 31, 2004

ASSETS

ASSETS		
Cash (Note 2)	$	387,132
Marketable securities (Note 3)		5,037,083
Investment banking receivables		77,517
Property and equipment, at cost, net of accumulated depreciation (Note 4)		1,209,783
Prepayments and other assets		18,035
TOTAL ASSETS	$	6,729,550

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accrued bonuses	$	3,523,215
Accounts payable and accrued expenses		478,712
TOTAL LIABILITIES		4,001,927
COMMITMENTS (Note 5)		
STOCKHOLDER'S EQUITY		
Common stock, no par value: Authorized, 100,000 shares; Outstanding, 1,000 shares		10,000
Retained earnings		2,717,623
TOTAL STOCKHOLDER'S EQUITY		2,727,623
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	6,729,550

The accompanying notes are an integral part of this statement.